Exhibit 99.12

PHARMACAN CAPITAL CORP. d/b/a CRONOS GROUP

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

FOR THE

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON

FEBRUARY 24, 2017

DATED AS OF JANUARY 23, 2017

PHARMACAN CAPITAL CORP.

76 Stafford Street, Suite 302

Toronto, Ontario, M6J 2S1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the special meeting (the “Meeting”) of the holders of common shares (“Shares”) of PharmaCan Capital Corp. (the “Corporation”) will be held at the registered office of the Corporation located at 76 Stafford Street, Suite 302 Toronto, Ontario, M6J 2S1 at 2:00 p.m. (Toronto time) on Friday, February 24, 2017, for the following purposes:

1.                                      to consider and if thought advisable to pass, with or without variation, a special resolution to authorize the board of directors of the Corporation to amend the Corporation’s articles to effect the change of name of the Corporation to “Cronos Group Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the board, as more fully described in the accompanying management information circular; and

2.                                      to transact such further and other business as may properly come before the Meeting or any adjournment or postponement thereof.

The record date for the determination of shareholders entitled to receive notice of and to vote at the Meeting is January 23, 2017. Shareholders of the Corporation whose names have been entered in the register of shareholders at the close of business on that date will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a shareholder transfers ownership of any Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than ten (10) days before the Meeting, to be included in the list of shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

A registered shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person are requested to date, execute and return the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof. To be effective, the enclosed proxy must be deposited with TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, by 2:00 p.m. on February 22, 2017 or not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) preceding the time of the Meeting in the event of any adjournment or postponement thereof.

Shareholders may beneficially own Shares that are registered in the name of a broker, another intermediary or an agent of that broker or intermediary. Without specific instructions, intermediaries are prohibited from voting shares for their clients. If you are a non-registered shareholder, it is vital that the voting instruction form provided to you by your broker, intermediary or its agent is returned according to their instructions sufficiently in advance of the deadline specified by the broker, intermediary or its agent to ensure they are able to provide voting instructions on your behalf.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. Every shareholder has the right to appoint a person or company (who need not be a shareholder) to represent the shareholder at the Meeting other than the persons designated in the enclosed form of proxy. If the shareholder wishes to appoint a person or company other than the persons designated in the form of proxy, they may do so by inserting the name of the shareholder’s chosen proxyholder in the space provided in the form of proxy.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized.

DATED in the City of Toronto, in the Province of Ontario, this 23rd day of January, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

“Michael Gorenstein”
Michael Gorenstein
President, Chief Executive Officer and Director

PHARMACAN CAPITAL CORP.

76 Stafford Street, Suite 302

Toronto, Ontario, M6J 2S1

MANAGEMENT INFORMATION CIRCULAR

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 24, 2017

This management information circular (this “Circular”) is being furnished in connection with the solicitation by management of PharmaCan Capital Corp. (the “Corporation”) of proxies for the special meeting (the “Meeting”) of holders (“Shareholders”) of common shares (“Shares”) of the Corporation to be held on Friday, February 24, 2017 at the registered office of the Corporation located at 76 Stafford Street, Suite 302 Toronto, Ontario, M6J 2S1 at 2:00 p.m. (Toronto time) and at any adjournment or postponement thereof for the purposes set forth in the enclosed notice of meeting (the “Notice of Meeting”).

Unless otherwise indicated, the information contained in this Circular is given as at January 23, 2017.

SOLICITATION OF PROXIES

Although, it is expected that management’s solicitation of proxies for the Meeting will be made primarily by mail, proxies may be solicited by directors, officers and employees of the Corporation personally or by telephone, fax, email or other similar means of communication. The solicitation of proxies for the Meeting is being made by or on behalf of management of the Corporation and the Corporation will bear the costs of the solicitation.

In accordance with National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made to deliver copies of these proxy-related materials directly to non-objecting beneficial owners of Shares and the Corporation intends to pay for the delivery of these materials to objecting beneficial owners of Shares.

REGISTERED SHAREHOLDERS VOTING BY PROXY

Enclosed with this Circular is a form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Corporation. Every Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons already named in the enclosed form of proxy to represent such Shareholder at the Meeting by striking out the printed names of such persons and inserting the name of such other person in the blank space provided therein for that purpose. To be effective, the enclosed proxy must be deposited with TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1, by 2:00 p.m. on February 22, 2017 or not later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) preceding the time of the Meeting in the event of any adjournment or postponement thereof.

Shareholders may also elect to vote electronically in respect of any matter to be acted upon at the Meeting. Votes cast electronically are in all respects equivalent to, and will be treated in the exact same manner as, votes cast via a paper form of proxy. To vote electronically, registered Shareholders are asked to go to the website shown on the form of proxy and follow the instructions on the screen. Please note that each Shareholder exercising the electronic voting option will need to refer to the control number indicated on their form of proxy to identify themselves in the electronic voting system. Shareholders should also refer to the instructions on the form of proxy for information regarding the deadline for voting their

Shares electronically. If a Shareholder votes electronically he, she or it is asked not to return the paper form of proxy by mail.

In order to be effective, a form of proxy must be executed by a Shareholder exactly as his, her or its name appears on the register of Shareholders. Additional execution instructions are set out in the notes to the form of proxy. The proxy must also be dated where indicated. If the date is not completed, the proxy will be deemed to be dated on the day on which it was mailed to Shareholders.

The management representatives designated in the enclosed form of proxy will vote the Shares in respect of which they are appointed proxy in accordance with the instructions of the Shareholder as indicated on the form of proxy and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. In the absence of such direction, such Shares will be voted by the management representatives named in such form of proxy in favour of each of the matters referred to in the Notice of Meeting and will be voted by such representatives on all other matters which may come before the Meeting in their discretion.

The enclosed form of proxy, when properly signed, confers discretionary voting authority on those persons designated therein with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting.

As of the date of this Circular, management of the Corporation knows of no such amendment, variation or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting and this Circular. However, if any matters which are not now known to management of the Corporation should properly come before the Meeting, the Shares represented by proxies in favour of the management representatives named in such form of proxy will be voted on such matters in accordance with the best judgement of such representatives.

ADVICE TO NON-REGISTERED SHAREHOLDERS

Only registered Shareholders, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, Shares beneficially owned by a person (a “Non-Registered Shareholder”) are registered either:

(a)                                 in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Shareholder deals in respect of the Shares (Intermediaries include, among others, banks, trust companies, investment dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

(b)                                 in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depositary Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of NI 54-101, the Corporation has distributed copies of the Notice of Meeting, this Circular and a form of proxy and/or a voting instruction form (collectively, the “Meeting Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. Intermediaries are required to forward the Meeting Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries may use service companies to forward the Meeting Materials to Non-Registered Shareholders. Generally, Non-Registered Shareholders who have not waived the right to receive the Meeting Materials will either:

(a)                                 be given a voting instruction form which must be completed and returned by the Non-Registered Shareholder in accordance with the directions printed on the form (in some cases, the completion of the voting instruction form by telephone, facsimile or over the Internet is permitted); or

(b)                                 be given a form of proxy which has already been signed by the Intermediary, which is restricted as to the number of Shares beneficially owned by the Non-Registered Shareholder but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Shareholder when submitting the proxy. In this case, the Non-Registered Shareholder who wishes to submit a proxy should properly complete the form of proxy and deposit it with TSX Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, M5H 4H1.

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the Shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder’s (or such other person’s) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, including those regarding when and where the voting instruction form or the proxy is to be delivered.

If you are a Non-Registered Shareholder, and we or our agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

REVOCATION OF PROXIES

A registered Shareholder who has submitted a proxy may revoke it by:

(a)                                 depositing an instrument in writing signed by the registered Shareholder or by an attorney authorized in writing or, if the registered Shareholder is a corporation, by a duly authorized officer or attorney, either:

(i)                                     at the registered office of the Corporation, located at 76 Stafford Street, Suite 302, Toronto, Ontario, M6J 2S1, at any time up to and including the last business day preceding the date of the Meeting or any adjournment or postponement thereof; or

(ii)                                  with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment or postponement thereof;

(b)                                 transmitting, by telephonic or electronic means, a revocation that complies with (a)(i) or (ii) above and that is signed by electronic signature, provided that the means of electronic signature permit a reliable determination that the document was created or communicated by or on behalf of the registered Shareholder or the attorney, as the case may be; or

(c)                                  in any other manner permitted by law.

A Non-Registered Shareholder who has submitted voting instructions to an Intermediary should contact the Intermediary for information with respect to revoking his, her or its voting instructions.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, or any associate of any such director or executive officer, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Corporation is authorized to issue an unlimited number of Shares. Each Share entitles the holder of record to notice of, and one vote on all matters to come before, the Meeting.

The board of directors of the Corporation (the “Board”) has fixed January 23, 2017 as the record date (the “Record Date”) for the determination of the Shareholders entitled to receive notice of the Meeting. Shareholders of record as of the Record Date are entitled to vote their Shares at the Meeting, provided that, to the extent a Shareholder transfers ownership of any Shares after such date and the transferee of those Shares establishes that the transferee owns the Shares and requests, not later than ten (10) days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Shares at the Meeting.

As of the Record Date, there were 122,411,263 Shares issued and outstanding.

To the knowledge of the directors and executive officers of the Corporation, as of the date of this Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities of the Corporation carrying ten percent (10%) or more of the voting rights attached to any class of voting securities of the Corporation.

PARTICULARS OF MATTERS TO BE ACTED UPON

At the Meeting, Shareholders will be asked to consider and if thought advisable to pass, with or without variation, a special resolution (the “Name Change Resolution”) to authorize the Board to amend the articles of the Corporation to effect the change of name of the Corporation to “Cronos Group Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the Board (the “Name Change”).

On October 6, 2016, the Corporation announced a corporate rebranding to Cronos Group to reflect the Corporation’s new strategic vision as Canada’s first bi-coastal licensed cannabis producer with interests in five Licensed Producers and three license applicants. Since the rebranding, the “PharmaCan” name has been the source of some confusion for Shareholders. The Name Change is designed to eliminate any confusion and to better reflect the current operations and strategic vision of the Corporation.

Completion of the Name Change is subject to certain conditions, including shareholder approval and the approval of the TSX-V. The Corporation intends to complete the Name Change as soon as practicable following receipt of the requisite shareholder approval. Following the Name Change, the Corporation will continue to trade under the symbol “MJN” on the TSX-V.

To be effective, the Name Change Resolution must be approved by at least two-thirds of the votes cast by the Shareholders entitled to vote, present in person or represented by proxy, at the Meeting.

The text of the Name Change Resolution is set out below:

“BE IT RESOLVED, as a special resolution of the holders of common shares (the “Shareholders”) of PharmaCan Capital Corp. (the “Corporation”), that:

1.              the name of the Corporation be changed to “Cronos Group Inc.”, or such other name as may be accepted by the relevant regulatory authorities and approved by the board of directors of the Corporation, and that the articles of the Corporation be amended to reflect such change;

2.              the directors of the Corporation may, in their sole discretion and without further notice to, or approval of, the Shareholders, act upon the foregoing resolution to effect the change of name or, if deemed appropriate, determine not to proceed with the change of name or to otherwise give effect to this special resolution, at any time prior to the change of name becoming effective;

3.              any one director or officer of the Corporation be and is hereby authorized and directed, for and in the name of and on behalf of the Corporation, to execute and deliver, or cause to be executed and delivered, and to sign and file, or cause to be signed and filed, as the case may be, all articles, applications, declarations, notices, instruments and other documents, and to do or cause to be done all such other acts and things, as such director or officer may determine to be necessary or desirable to implement this resolution and to give full force and effect to the matters authorized hereby, including, without limitation, the execution and delivery of articles of amendment in the prescribed form, the execution, signing or filing of any such articles, application, declaration, notice, instrument or other document or the doing of any such act or thing being conclusive evidence of such determination; and

4.              upon articles of amendment having become effective in accordance with the Business Corporations Act (Ontario), the articles of the Corporation are amended accordingly.”

For the reasons indicated above, the Board believes that the Name Change is in the best interests of the Corporation and the Shareholders and, accordingly, the Board recommends that Shareholders vote “FOR” the approval of the Name Change Resolution. Unless otherwise indicated, the persons designated as proxyholders in the accompanying form of proxy will vote the Shares represented by such proxy, properly signed, for the approval of the Name Change Resolution.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Management of the Corporation is not aware of any material interests, direct or indirect, of any informed person of the Corporation, or any associate or affiliate of any informed person, in any transaction since the commencement of the Corporation’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No director or senior officer of the Corporation or any associate of such director or senior officer is, or was at any time during the last completed financial year, indebted to the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Shareholders may request copies of the Corporation’s financial statements as at and for the financial year ended December 31, 2015, and management’s discussion and analysis for such financial results, free of charge by contacting the Corporation’s Chief Financial Officer at the head office of the Corporation located at 76 Stafford Street, Suite 302 Toronto, Ontario, M6J 2S1. Financial information is, or will be, provided in the Corporation’s comparative financial statements and management’s discussion and analysis for the financial year ended December 31, 2015 and for the most recently completed financial year ended December 31, 2016, once available.

APPROVAL OF BOARD OF DIRECTORS

The contents of this Circular, and the sending thereof to each director of the Corporation, to the auditor of the Corporation and to the shareholders of the Corporation has been approved by the Board.

DATED in the City of Toronto, in the Province of Ontario, this 23rd day of January, 2017.

“Michael Gorenstein”	“Michael Krestell”
Michael Gorenstein	Michael Krestell
President, Chief Executive Officer and Director	Director